UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Avenida Jujuy 2013

Ciudad Autónoma de Buenos Aires, Argentina C1247ABI

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

2023 Annual Meeting of Shareholders

Attached hereto as Exhibit 99.1 is a copy of the Chairman’s Letter, Notice of Annual Meeting and Form of Proxy for the 2023 Annual Meeting of Shareholders of Despegar.com, Corp. scheduled to be held on December 11, 2023, which was first distributed to shareholders on or about November 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name: Monica Alexandra Soares da Silva
Title: General Counsel

Date: November 16, 2023

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Chairman’s Letter, Notice of Annual Meeting and Form of Proxy of Despegar.Com, Corp. for the 2023 Annual Meeting of Shareholders